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                                   [FORM OF]
                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY
                      PAYMENT PROTECTION WITH COMMUTATION
                 IMMEDIATE AND DEFERRED VARIABLE ANNUITY RIDER

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This rider is added to the Policy. It provides for Monthly Income with a
Guaranteed Payment Floor. The Guaranteed Payment Floor is based on the attained age of the younger Annuitant on the Maturity Date. This rider may provide Additional Death Proceeds. To maximize the Additional Death Proceeds and the Guaranteed Payment Floor, you must allocate Account Value and the value of Annuity Units to the Investment Strategy. You may not terminate this rider apart from the Policy.

All rider terms will have the same meaning as under the Policy, unless otherwise provided.

Additional Death Proceeds - The benefit, if any, we will pay to the Designated Beneficiary if the last Annuitant dies after the Maturity Date.

Adjustment Account - The account that is established when Monthly Income is calculated on the Maturity Date.

Annual Income Amount - The sum of Annual Income Amounts determined for each Investment Subdivision. The Annual Income Amount for an Investment Subdivision is equal to the number of Annuity Units of that Investment Subdivision multiplied by the Annuity Unit value for that Investment Subdivision on the first Valuation Day of each Annuity Year.

Annuity Year - Each one-year period beginning on the Maturity Date or the annual anniversary of the Maturity Date.

Asset Allocation Model - The Asset Allocation Model shown on the Policy Data Pages.

Benefit Base - The amount used to calculate the available Income Base.

Commutation Base - The sum of the Commutation Base amounts determined for each Investment Subdivision. The Commutation Base for an Investment Subdivision is equal to the number of Commutation Units of that Investment Subdivision multiplied by the Commutation Unit value for that Investment Subdivision on any Valuation Day.

Commutation Unit - A unit of measure used in calculating the Commutation Base in each Investment Subdivision after the Maturity Date.

Commutation Value - A lump sum payment you receive if you terminate the Policy and rider after the Maturity Date.

Designated Investment Subdivisions - The Designated Investment Subdivisions shown on the Policy Data Pages.

Guaranteed Payment Floor - The guaranteed amount of Monthly Income as of the Maturity Date.

Income Base - The value used to calculate the Guaranteed Payment Floor.

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Investment Strategy - The Asset Allocation Model and/or Designated Investment
Subdivisions for this rider.

Joint Annuitant - The additional life on which the Monthly Income may be based.

Level Income Amount - The amount that would result from applying the Annual Income Amount to a 12-month, period certain, fixed single payment immediate annuity made available to this rider. We will declare the interest rate at the start of each Annuity Year.

Monthly Income - The amount paid each month to you on and after the Maturity Date. The amount remains constant throughout an Annuity Year. The amount may increase or decrease each Annuity Year.

Investment Strategy

To maximize the Guaranteed Payment Floor, you must allocate all Account Value to the Investment Strategy. We or our affiliates will provide the Investment Strategy. You must allocate your Account Value among the following Investment Strategy options shown on the Policy Data Pages:

     .   the Designated Investment Subdivisions; and/or

     .   the Asset Allocation Model.

You must allocate all Account Value between the Investment Strategy options. If you use the Designated Investment Subdivisions option, you must specify the percentage to invest in each Designated Investment Subdivision. Under the Asset Allocation Model option, any percentage of Account Value invested must first be divided into categories in accordance with the percentages shown on the Policy Data Pages. Within each category you must then specify the percentage to invest in each available Investment Subdivision.

On a monthly basis, we will rebalance Account Value to the Investment Subdivisions in accordance with the percentages that you have chosen. In addition, on any Valuation Day after any transaction involving a partial surrender, receipt of a Purchase Payment or a transfer of Account Value, we will rebalance Account Value to the Investment Subdivisions in accordance with the percentages that you have chosen, unless you instruct us otherwise.

If you choose to allocate Account Value without following the Investment Strategy, your Benefit Base will be reduced by the percentage shown on the Policy Data Pages. You may elect to resume participation in the Investment Strategy at your next available reset date, as described in the Benefit Base provision, provided we receive notice of your election in a form acceptable to us.

If on the Maturity Date, you are following the Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your Income Base will be reduced by the percentage shown on the Policy Data Pages. A reduction of Income Base after the Maturity Date will result in reduction of the Guaranteed Payment Floor and the Additional Death Proceeds. However, if your Benefit Base was reduced due to not following the Investment Strategy and then not reset before your Maturity Date, this adjustment does not apply. On a monthly basis, we will rebalance the value of Annuity Units to the Investment Subdivisions in accordance with the percentages that you have chosen.

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We will not reduce your Benefit Base or Income Base if you are not following the Investment Strategy due to a portfolio liquidation or a portfolio dissolution and the assets are transferred from the liquidated or dissolved portfolio to another portfolio.

If this rider is added to the Policy at issue, the Guarantee Account available as an Investment Option under the Policy, if any, will not be available as an Investment Option under this rider for as long as this rider is in effect.

Benefit Base

The initial Benefit Base is equal to the sum of the Purchase Payments applied on the Policy Date. The Benefit Base is constant and remains in effect until adjusted as described below.

If you have followed the Investment Strategy from the later of the Policy Date and the date on which the Benefit Base was reset (as described below), any additional Purchase Payments applied will be added to the Benefit Base as of the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base.

If your Benefit Base was reduced due to not following the Investment Strategy and then not reset, any additional Purchase Payments applied will increase the Benefit Base by (a) minus (b), where:

     (a) is the Purchase Payment; and

     (b) is the Purchase Payment multiplied by the Benefit Base reduction percentage, shown on the Policy Data Pages.

We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base.

All partial surrenders, including any surrender charges, reduce the Benefit Base. The new Benefit Base is equal to (a) multiplied by (b) divided by (c), where:

     (a) is the Benefit Base as of the prior Valuation Day, adjusted for any additional Purchase Payments;

     (b) is the Account Value following the partial surrender; and

     (c) is the Account Value before the partial surrender.

On the Maturity Date, the Income Base is set equal to the Benefit Base. Any partial surrender that occurs on the Maturity Date will be processed before Benefit Base is converted to Income Base.

If all of the Annuitants are ages 50 through 59, you may choose to reset your Benefit Base on an annual anniversary of the Policy Date that is at least 12 months after the later of (a) and (b). If the older of the Annuitants is age 60 through 85, you may choose to reset your Benefit Base on an annual anniversary of the Policy Date that is at least 12 months after the later of (a) and (b), where:

     (a) is the Policy Date; and

     (b) is the last reset date.

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If you do reset your Benefit Base, as of that date, we will:

     .   reset the Benefit Base to your Account Value;

     . reset the charge for this rider. The new charge, which may be higher than your previous charge, will never exceed 1.25% annually; and

     .   reset the Investment Strategy to the current Investment Strategy.

You may not reset your Benefit Base after the Maturity Date. If on any rider anniversary any Annuitant is older than the maximum reset age, you may not reset your Benefit Base. The maximum reset age is shown on the Policy Data Pages.

Monthly Income

The Maturity Date under this rider may be any Valuation Day after the first Valuation Day under the Policy. Prior to the date that Monthly Income begins, the Maturity Date may be changed to any Valuation Day after the first Valuation Day under the Policy. On the Maturity Date, we will begin the payment process for your Monthly Income. Monthly Income will be paid during the life of the Annuitant(s). Beginning on the Maturity Date, Monthly Income will be calculated annually as of the first Valuation Day of each Annuity Year. If the first day of an Annuity Year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the Monthly Income for that Annuity Year. Monthly Income will not vary during an Annuity Year.

How Monthly Income Is Determined

Guaranteed Payment Floor: The Guaranteed Payment Floor is equal to
(a) multiplied by (b) divided by (c), where:

     (a) is the Income Base;

     (b) is the Guaranteed Payment Floor percentage shown on the Policy Data Pages for the attained age of the Annuitant for a single Annuitant Policy or the attained age for the younger living Annuitant for a Joint Annuitant Policy on the Maturity Date; and

     (c) is twelve.

Once a Policy is a Joint Annuitant Policy, it will remain a Joint Annuitant Policy while the Policy and rider are in effect.

Initial Monthly Income: The initial Monthly Income is the greater of the Level Income Amount and the Guaranteed Payment Floor. The Annual Income Amount is used to determine the Level Income Amount. The Level Income Amount is the monthly amount that would result from applying the Annual Income Amount to a twelve month, period certain, fixed single payment immediate annuity made available to this Policy.

The initial Annual Income Amount is equal to (a) multiplied by (b), where:

     (a) is the payment rate based upon the gender(s), when applicable, and settlement age(s) of the Annuitant(s), the Account Value on the Valuation Day prior to the Maturity Date and the Income Base as of the Maturity Date; and

     (b) is the Account Value on the Valuation Day prior to the Maturity Date less any premium tax.

For purposes of this rider only, the payment rates are based on the [Annuity 2000 Mortality Table], using an Assumed Interest Rate of [4%].

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                            Maximum Age Adjustment

The settlement age(s) is the Annuitant(s)'s age last birthday on the date Monthly Income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

                Year Payments Begin
 ---------------------------------------------------         Maximum Age
          After                     Prior To                  Adjustment
 ------------------------   ------------------------   ------------------------
           2005                       2011                        5
           2010                       2026                        10
           2025                        --                         15

On the Maturity Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual payment would be less than $100, we will pay the Account Value on the Valuation Day prior to the Maturity Date and the Policy will terminate on the Maturity Date.

Subsequent Monthly Income: Monthly Income in subsequent Annuity Years will be calculated annually as of the first Valuation Day of each Annuity Year. Monthly Income in subsequent Annuity Years is the greater of (a) and (b), where:

     (a) is the subsequent Level Income Amount, minus any value in the Adjustment Account as of the date the last Monthly Income was paid divided by twelve; and

     (b) is the Guaranteed Payment Floor.

The Annual Income Amount is used to determine the Level Income Amount. The Annual Income Amount in subsequent Annuity Years is determined by means of Annuity Units. The number of Annuity Units will be determined on the Maturity Date. The number will not change unless a transfer is made. The number of Annuity Units for an Investment Subdivision is (a) divided by (b), where:

     (a) is the initial Annual Income Amount from that Investment Subdivision;
         and

     (b) is the Annuity Unit value for that Investment Subdivision as of the Maturity Date.

The Annual Income Amount for an Investment Subdivision in each subsequent Annuity Year is the number of Annuity Units for that Investment Subdivision multiplied by the Annuity Unit value for that Investment Subdivision on the first Valuation Day of each Annuity Year. The Annual Income Amount in each subsequent Annuity Year is equal to the sum of Annual Income Amounts for each Investment Subdivision.

The Annual Income Amount may be greater or less than the Annual Income Amount in the first Annuity Year. We guarantee that Annual Income Amount in subsequent Annuity Years will not be affected by variations in mortality experience from the mortality assumptions on which the Annual Income Amount in the first Annuity Year is based.

Determination of Annuity Unit Value: The Annuity Unit value of each Investment Subdivision for any Valuation Period is equal to the Annuity Unit value for that Investment Subdivision for the preceding Valuation Period multiplied by the product of (a) and (b), where:

     (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated; and

     (b) is an Assumed Interest Rate factor equal to [.99989255] raised to a power equal to the number of days in the Valuation Period.

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The Assumed Interest Rate factor in (b) is the daily equivalent of dividing
(i) one by (ii) one plus the Assumed Interest Rate of [4%]. If a plan with a different Assumed Interest Rate is used to determine the initial payment, a different Assumed Interest Rate factor will be used to determine subsequent payments.

Adjustment Account: An Adjustment Account is established on the Maturity Date. The value of the Adjustment Account at this time is the greater of (a) and (b), where:

     (a) is zero; and

     (b) is twelve multiplied by the Guaranteed Payment Floor, minus twelve multiplied by the initial Level Income Amount.

The value of the Adjustment Account in subsequent Annuity Years is the greater of (a) and (b), where:

     (a) is zero; and

     (b) is the value of the Adjustment Account as of the prior Annuity Year, plus twelve multiplied by the Monthly Income for the current Annuity Year, minus twelve multiplied by the Level Income Amount for the current Annuity Year.

Commutation Provision

After the Maturity Date, you may request to terminate your Policy and this rider. If the right to cancel period as defined under the Policy has ended, you will receive the Commutation Value in a lump sum. After this payment, Monthly Income will end.

The Commutation Value will be the lesser of (a) and (b) but not less than zero, where:

     (a) is (i) minus (ii) minus (iii), where:

         (i)    is the Income Base less any premium tax;

         (ii)   is the commutation charge; and

         (iii)  is the sum of all Monthly Income paid;

     (b) is (i) minus (ii) minus (iii) plus (iv), where:

         (i)    is the Commutation Base less any premium tax;

         (ii)   is the commutation charge;

         (iii)  is the Adjustment Account value; and

         (iv) is the Level Income Amount multiplied by the number of months remaining in the current Annuity Year.

The amount of the commutation charge will be the surrender charge that would otherwise apply under the contract, in accordance with surrender charge schedule, if applicable. The free withdrawal amount will not apply to the commutation value.

On any day that is a Valuation Day, the Commutation Base in an Investment Subdivision is determined by multiplying the number of Commutation Units in that Investment Subdivision by the value of the Commutation Unit for that Investment Subdivision. The Commutation Base is equal to the sum of the Commutation Base amounts for each Investment Subdivision.

Commutation Units

On the Valuation Day prior to the Maturity Date, the Commutation Units in an Investment Subdivision will be equal to the number of Accumulation Units for that Investment Subdivision.

The number of Commutation Units is reduced at the beginning of each Annuity Year. The reduction for each Investment Subdivision equals (a) divided by (b), where:

     (a) is the Annual Income Amount for the Investment Subdivision; and

     (b) is the value of the Commutation Unit for the Investment Subdivision on the first Valuation Day of the Annuity Year.

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Other events that will reduce the number of Commutation Units of an Investment
Subdivision are as follows:

     (1) transfers out of the Investment Subdivision;

     (2) payment of commutation proceeds;

     (3) payment of death proceeds; and

     (4) deduction of applicable Policy charges.

Commutation Units are canceled as of the end of the Valuation Period in which we receive notice in a form acceptable to us regarding an event that reduces Commutation Units.

Transfers

When we perform Investment Subdivision transfers after the Maturity Date, we will redeem the Commutation Units from the current Investment Subdivision and purchase Commutation Units from the new Investment Subdivision. The Commutation Base on the date of the transfer will not be affected by the transfer. The number of Commutation Units added to the new Investment Subdivision is
(a) multiplied by (b), divided by (c), where:

     (a) is the number of Commutation Units transferred out of the current Investment Subdivision;

     (b) is the value of a Commutation Unit of the current Investment Subdivision; and

     (c) is the value of a Commutation Unit of the new Investment Subdivision.

Value of Commutation Units

The initial value of a Commutation Unit for each Investment Subdivision is the initial value of the Accumulation Unit for that Investment Subdivision. Thereafter, the value of a Commutation Unit at the end of every Valuation Day is the value of the Commutation Unit at the end of the previous Valuation Day multiplied by the net investment factor, as described in the Policy. The value of a Commutation Unit may change from one Valuation Period to the next.

Death Provisions

Special Distribution Rules when Death Occurs Before Monthly Income Starts

If the designated beneficiary is a surviving spouse who elects to continue the Policy as the new Owner, this rider will continue.

Special Distribution Rules when Death of the Last Annuitant Occurs on or After
  Monthly Income Starts

If the last Annuitant dies after the Maturity Date, there may be Additional Death Proceeds paid under this rider to the designated beneficiary in a lump sum. The amount of any Additional Death Proceeds will be the greater of (a) and
(b), where:

     (a) is (i) minus (ii), where:

         (i)    is the Income Base;

         (ii)   is the sum of all Monthly Income paid; and

     (b) is zero.

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Rider Charge

There will be a daily asset charge made for this rider. This charge is added to the Policy's mortality and expense charge and applied against all amounts in the Investment Subdivisions. The charge for this rider will depend upon whether the Policy is a single Annuitant or Joint Annuitant Policy. This charge is shown on the Policy Data Pages. Once applied, the Joint Annuitant charge will continue while the Policy and rider are in effect. The charge for this rider may be reset if you choose to reset your Benefit Base. The new charge, which may be higher than your previous charge, will never exceed 1.25% annually.

When this Rider is Effective

The rider becomes effective on the Policy Date. This rider may be terminated only when the Policy is terminated.

Change of Ownership

We must approve any assignment or sale of this Policy unless under a court ordered assignment.

General Provisions

For purposes of this rider:

     . A non-natural entity Owner must name an Annuitant and may name the Annuitant's spouse as a Joint Annuitant.

     .   An individual Owner must also be an Annuitant.

     .   An Owner may name only his or her spouse as a Joint Owner.

     . If there is only one Owner, that Owner may name only his or her spouse as a Joint Annuitant at issue.

     . If you marry after issue but prior to the Maturity Date, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

For Genworth Life and Annuity Insurance Company,

                                                    [SIGNATURE APPEARS HERE]

                                                            President

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